Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank (“TD” or the “Bank”)

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

2.	Date of Material Change

November 22, 2024

3.	News Release

Attached as Schedule “A” is a new release announcing the material change, which was disseminated on November 22, 2024, through Cision and subsequently filed on SEDAR+.

4.	Summary of Material Change

On November 22, 2024, TD announced changes to its senior executive team, including the appointment of Michelle Myers as Global Chief Auditor.

5.	Full Description of Material Change

On November 22, 2024, TD announced the appointment of Michelle Myers as Global Chief Auditor effective December 9, 2024. Ms. Myers succeeds Anita O’Dell, Senior Vice President and Global Chief Auditor and Interim U.S. Chief Auditor, who has informed the Bank of her intention to retire. Ms. O’Dell will continue to serve in an advisory role until May 31, 2025.

Ms. O’Dell joined the Bank in 2010 and has served in a number of roles, including Global Chief Auditor, U.S. Chief Auditor and Deputy U.S. Chief Auditor.

Ms. Myers is a respected and experienced leader who has been with the Bank since 2022, most recently serving as Senior Vice President, Controller and Chief Accountant. She will report to Bharat Masrani, Group President and CEO, TD Bank Group, and to the TD Bank Group Audit Committee and will join the Bank’s Senior Executive Team.

Keith Lam, currently Deputy U.S. Chief Auditor, will take on the role of Acting U.S. Chief Auditor. He will report jointly to Ms. Myers and to the U.S. Audit Committees and will also join the Bank’s U.S. Management Committee.

Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Brooke Hales, Head of Investor Relations, brooke.hales@td.com, 416-307-8647.

9.	Date of Report

December 2, 2024

Schedule A

TD announces changes to its senior executive team

Michelle Myers appointed Global Chief Auditor

TORONTO, Nov. 22, 2024 – TD Bank Group (“TD” or the “Bank”) (TSX: TD) today announced the appointment of Michelle Myers as Global Chief Auditor effective December 9, 2024. Ms. Myers succeeds Anita O’Dell, Senior Vice President and Global Chief Auditor and Interim U.S. Chief Auditor, who has informed the Bank of her intention to retire. Ms. O’Dell will continue to serve in an advisory role until May 31, 2025.

Ms. O’Dell joined the Bank in 2010 and has served in a number of roles, including Global Chief Auditor, U.S. Chief Auditor and Deputy U.S. Chief Auditor. Throughout her tenure at the Bank, she has been recognized for her professional rigour and strong governance mindset. Ms. O’Dell has also been an advocate for diversity and inclusion at TD, including serving as Chair for the Corporate Women in Leadership committee in the U.S. and Co-Chair in Canada for several years.

Ms. Myers is a respected and experienced leader who has been with the Bank since 2022, most recently serving as Senior Vice President, Controller and Chief Accountant. Prior to joining TD, she spent a number of years at a public accounting firm, where she served as a partner. A Chartered Professional Accountant and seasoned executive, Ms. Myers brings deep expertise in audit, finance advisory and corporate finance. She will report to Bharat Masrani, Group President and CEO, TD Bank Group, and to the TD Bank Group Audit Committee and will join the Bank’s Senior Executive Team.

Keith Lam, currently Deputy U.S. Chief Auditor, will take on the role of Acting U.S. Chief Auditor. He will report jointly to Ms. Myers and to the U.S. Audit Committees and will also join the Bank’s U.S. Management Committee.

Mr. Lam has more than 20 years of experience in internal audit, public accounting, and technology related roles. His diverse experience through various internal audit roles includes retail, commercial, and wholesale banking, technology, data, risk, and capital.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Elizabeth Goldenshtein, Senior Manager, Corporate Communications, TD Bank Group, 416-994-4124, Elizabeth.goldenshtein@td.com